SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934
(Amendment No....) AMERITYRE CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
03073V 10 7
(CUSIP Number)
OCTOBER 26, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b) [x ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073V 10 7
(1)Names of reporting persons. Henry D. Moyle
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(5)Sole voting power 1,694,442 shares
(6)Shared voting power 78,124 shares and 2,531 warrants
(7)Sole dispositive power 1,694,442 shares
(8)Shared dispositive power 78,124 and 2, 531 warrants
(9)Aggregate amount beneficially owned by each reporting person 1,772,566 shares and 2,531 warrants
(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)Percent of class represented by amount in Row 9 5.7%
(12)Type of reporting person (see instructions) IN

Item 1.

Item 1(a) Name of issuer: Amerityre Corporation
Item 1(b) Address of issuer's principal executive offices: 1501 Industrial Rd., Boulder City, NV 89005

Item 2.

2(a) Name of person filing: Henry D. Moyle
2(b) Address or principal business office or, if none, residence: PO Box 790038, Virgin, UT 84779
2(c) Citizenship: U.S.A.
2(d) Title of class of securities: Common Stock
2(e) CUSIP No.: 03073V 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.

Amount beneficially owned: 1,772,566 shares and 2,531 warrants

b.

Percent of class 5.7%

c.

Number of shares as to which such person has:

i.

Sole power to vote or to direct the vote 1,694,442 shares

ii.

Shared power to vote or to direct the vote 78,124 shares and 2, 531 warrants

iii.

Sole power to dispose or to direct the disposition of 1,694,442 shares

iv.

Shared power to dispose or to direct the disposition of 78,124 shares and 2, 531 warrants

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 4, 2009
Signature /s/Henry D. Moyle
Name/Title Henry D. Moyle